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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  Schedule 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)1


                              Intercell Corporation
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                   4584 41300
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                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this schedule is filed

              |_|      Rule 13d - 1(b)
              |X|      Rule 13d - 1(c)
              |_|      Rule 13d - 1(d)


                                 March 26, 1998
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             (Date of Event Which Requires Filing of this Statement)

----------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 5

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CUSIP No. 4584 41300                  13G                      Page 2 of 5 Pages


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1                 NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


                  Capital Ventures International
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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|

                                                                         (b) |_|


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3                 SEC USE ONLY


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4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
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                           5        SOLE VOTING POWER
NUMBER OF
SHARES                              2,634,160
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BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY
EACH                                0
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REPORTING                  7        SOLE DISPOSITIVE POWER
PERSON
WITH                                2,634,160
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                           8        SHARED DISPOSITIVE POWER

                                    0
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9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,634,160
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10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*                                   |_|


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11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                            7.5%
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12                TYPE OF REPORTING PERSON*

                                            CO
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CUSIP No. 4584 41300                    13G                    Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

                  Intercell Corporation (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  370 Seventeenth Street, Suite 3290, Denver, CO 80202

Item 2(a).        Name of Person Filing:

                  Capital Ventures International (the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  One Capitol Place, P.O. Box 1787GT, Grand Cayman, Cayman Islands, BWI.

Item 2(c).        Citizenship:

                  Cayman Islands.

Item 2(d).        Title of Class of Securities:

                  Common Stock, no par value per share, of the Company ("Common Stock").

Item 2(e).        CUSIP Number:

                  4584 41300

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  |_|  Broker or dealer registered under Section 15 of the
                            Exchange Act;
                  (b)  |_|  Bank as defined in Section 3(a)(6) of the Exchange
                            Act;
                  (c)  |_|  Insurance company as defined in Section 3(a)(19) of
                            the Exchange Act;
                  (d)  |_|  Investment company registered under Section 8 of the
                            Investment Company Act;
                  (e)  |_|  An investment adviser in accordance with Rule
                            13-d(b)(1)(ii)(E);
                  (f)  |_|  An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g)  |_|  A parent holding company or control person in
                            accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h)  |_|  A savings association as defined in Section 3(b) of
                            the Federal Deposit Insurance Act;
                  (i)  |_|  A church plan that is excluded from the definition
                            of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j)  |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check
                  this box.   |X|

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                           2,634,160 shares*


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CUSIP No. 4584 41300                13G                        Page 4 of 5 Pages


                  (b)      Percent of Class:

                           7.5%

                  (c)      Number of shares to which such person has:

                           (i)      Sole power to vote or direct the vote:

                                    2,634,160

                           (ii)     Shared power to vote or direct the vote:

                                    0

                           (iii) Sole power to dispose or to direct the disposition of:

                                    2,634,160

                           (iv) Shared power to dispose of or direct the disposition of:

                                    0

*Note to Item 4(a). Consists of (i) 2,417,574 shares of Common Stock owned by the Reporting Person, (ii) 101,715 shares of Common Stock issuable by the Company to the Reporting Person upon conversion by the Reporting Person of 300 shares of Series C Preferred Stock of the Company based on an assumed conversion price of $3.25, (iii) 53,333 shares of Common Stock issuable by the Company to the Reporting Person upon exercise by the Reporting Person of certain warrants with an exercise price of $3.9375 and (iv) 61,538 shares of Common Stock issuable by the Company to the Reporting Person upon exercise by the Reporting Person of certain warrants with an exercise price of $3.25. The Series C Preferred Stock is convertible into Common Stock at a conversion price equal to the lesser of (i) $3.25 and (ii) 85% of the market price of the Common Stock at the time of conversion.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable

Item 9.        Notice of Dissolution of a Group.

               Not applicable


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CUSIP No. 4584 41300                13G                        Page 5 of 5 Pages


Item 10.          Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CAPITAL VENTURES INTERNATIONAL

                                          By: Susquehanna Advisors Group, Inc.
                                          (f/k/a) Bala International, Inc.
                                              and Arbit, Inc.),
                                          pursuant to a Limited Power of
                                          Attorney, a copy of which is filed as
                                          Exhibit A hereto.


                                          By: /s/ Arthur Dantchik
                                              -------------------------------
                                              Arthur Dantchik, President


                                          Date: April 8, 1998
                                                -----------------------------


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                                                       EXHIBIT A


                            LIMITED POWER OF ATTORNEY


THIS LIMITED POWER OF ATTORNEY given on the 11th day of October, 1993 by CAPITAL VENTURES INTERNATIONAL, (hereinafter called "the Company") whose Registered Office is situated at Third Floor, One Regis Place, P.O. Box 1787, Grand Cayman, Cayman Islands, B.W.I.

WHEREAS, by agreement dated August 28, 1989 by and between the Company and Arbit, Inc., the Company expressly authorized Arbit, Inc. to enter into transactions in certain designated areas as defined in the Agreement attached hereto marked "Appendix 1."

NOW THIS DEED WITNESSETH that Ian A.N. Wight (Director) and Woodbourne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the firm of ARBIT, INC. which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf of and for the account of the Company and to take any actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to instructing the transfer of funds where necessary and executing required documentation.

IN WITNESS WHEREOF, the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF                           /s/
CAPITAL VENTURES INTERNATIONAL               --------------------------------
was hereunto affixed in the presence of:     Ian A.N. Wight
                                             (Director)


                                             /s/
                                             --------------------------------


                                             /s/
                                             --------------------------------
                                             Woodbourne Associates
                                             (Cayman) Limited
                                             (Secretary)